UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File No. 1-9947

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TRC COMPANIES, INC.
Full Name of Registrant

Former Name if Applicable

21 Griffin Road North
Address of Principal Executive Office (Street and Number)

Windsor, Connecticut 06095
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TRC Companies, Inc. (“TRC”) was unable to file its Form 10-Q for the fiscal quarter ended September 30, 2006 on a timely basis without unreasonable effort or expense because TRC is still in the process of completing its interim and year-end financial statements and completing the year-end audit for fiscal year ended June 30, 2006.  A significant portion of time of its financial personnel had been involved in the finalization of its fiscal 2005 10-K which was filed on June 30, 2006 and in securing and administering a new credit facility which closed on July 18, 2006.  In addition, the weaknesses in internal controls disclosed in the Form 10-K for the fiscal year ended June 30, 2005 have required company personnel to expend significant time ensuring that transactions are properly recorded in the Company’s books and records.  Hence, the relevant personnel had not been able to devote the necessary time for finalization of fiscal 2006 results and results for the first quarter of fiscal 2007.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Carl d. Paschetag	(978)	970-5600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

Form 10-Q for the fiscal quarter ended September 30, 2005; Form 10-Q for the fiscal quarter ended December 31, 2005; Form 10-Q for the fiscal quarter ended March 31, 2006; Form 10-K for the fiscal year ended June 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fiscal 2006 will be impacted by costs related to the Company’s Forbearance Agreement with its prior lenders and other matters, costs associated with compliance with Section 404 of the Sarbanes-Oxley Act and other factors including the previously disclosed impairment charge related to the disposition of its Pacland business.  Accordingly, the Company expects to report a significant loss for fiscal 2006.  The Company is currently in the process of finalizing its fiscal 2006 results as well as its results for the first quarter of fiscal 2007. Although results for the first quarter of fiscal 2006 and for the first quarter of fiscal 2007 are still being prepared, the Company expects the results for the first quarter of fiscal 2007 to be significantly improved compared to the results for the first quarter of fiscal 2006.

TRC Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Carl d. Paschetag
Carl d. Paschetag
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).